

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via E-mail</u>
Brice Tarzwell
Chief Legal Officer
Par Petroleum Corporation
800 Gessner Road
Suite 875
Houston, TX 77024

> **Re: Par Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014, as amended on April 29, May 30, and July 2, 2014**
> **File No. 0-16203**

Dear Mr. Tarzwell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. E. James Cowen